Exhibit 99.1

Eco Wave Power Advances Taiwan Expansion as Partner Signs Land Lease for Suao Port Wave Energy Project

Taipei, Taiwan – March 23, 2026 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (NASDAQ: WAVE), a leading developer of onshore wave energy technology, today announced a key milestone in the development of its wave energy project in Suao Port, Taiwan.

The Company’s Taiwanese partner, I-Ke International Ocean Energy Co. (“I-Ke”), a subsidiary of Lian Tat Company, informed Eco Wave Power that in December 2025 it signed the land lease agreement with Suao Port for the designated wave energy project site. The agreement provides for a five-year lease term, with an option for extension, enabling the advancement of the project’s next development phase.

Inna Braverman and CY Huang explain the Eco Wave Power technology to Mr. Yu Zheng Wei Head of Taiwan’s Energy Bureau, and Mrs. Wang Mei Hua, Taiwan’s former Minister for Economic Affairs

Under the lease terms, the application for the transfer of land use rights must be submitted to the Taiwan International Ports Corporation by March 22, 2026, and all port work permits are expected to be obtained by October 2026, establishing a clear regulatory pathway for the project’s implementation.

The Suao Port project represents a strategic step in Eco Wave Power’s expansion into the Asia-Pacific region and supports the Company’s objective to demonstrate the viability of locally manufactured wave energy systems in new international markets.

Inna Braverman, Founder and CEO of Eco Wave Power, said:

“We believe the signing of the land lease agreement for the Suao Port project represents an important milestone in advancing Eco Wave Power’s presence in the Asia-Pacific market. Taiwan is actively investing in renewable energy solutions, and we are excited to progress this project together with our partner I-Ke and demonstrate how wave energy can be integrated into existing port infrastructure to produce clean electricity.”

CY Huang, Chairman of I-Ke, added:

“We are pleased to advance the Suao Port wave energy project and strengthen our collaboration with Eco Wave Power. Taiwan is committed to expanding its renewable energy portfolio, and we believe wave energy can play an important role in supporting the country’s clean energy transition. The signing of the land lease agreement marks an important step toward bringing this innovative technology to Taiwan.”

Background on the Suao Port Project

As previously announced by Eco Wave Power, I-Ke was awarded the official land use tender from the Suao Port Company for the installation of a wave energy pilot station at the port.

The Keelung Branch of Taiwan Port Corporation designated 6.75 hectares of the southern outer breakwater of Suao Port for wave energy testing, divided into three test zones (A, B and C) of 2.25 hectares each. Following a competitive selection process completed in July 2025, I-Ke was awarded exclusive rights to Zone C.

Eco Wave Power previously announced that, together with I-Ke, it intends to deploy Taiwan’s first 100 kW onshore wave energy conversion unit at the site, which was purchased under a turnkey sale agreement signed in late 2024.

Further updates regarding the project will be provided as additional development milestones are achieved.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that transforms the power of ocean and sea waves into clean, reliable, and cost-efficient electricity through its patented, intelligent technology.

With a mission to accelerate the global transition to renewable energy, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Renewables IL. In the United States, the Company recently launched the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with Shell Marine Renewable Energy.

Eco Wave Power is expanding rapidly worldwide, with upcoming projects in Portugal, Taiwan, and India, representing a robust project pipeline of 404.7 MW under development. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honoured with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit: www.ecowavepower.com

For press inquiries, please contact: info@ecowavepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses the belief that the signing of the land lease agreement for the Suao Port project represents an important milestone in advancing Eco Wave Power’s presence in the Asia-Pacific market. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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